EXHIBIT 21.1

MAXIMUS, Inc.

List of Subsidiaries

As of September 30, 2012

Name*	Jurisdiction of Incorporation/Organization
MAXNetwork Pty Limited	Australia
MAXIMUS Canada, Inc.	Canada
MAXIMUS Properties LLC	Virginia
MAXIMUS International, LLC	Virginia
MAXIMUS Federal Services, Inc.	Virginia
MAXIMUS Consulting Services, Inc.	Virginia
MAXIMUS Health Services, Inc.	Indiana
MAXIMUS Human Services, Inc.	Virginia
MAXIMUS K-12 Education, Inc.	Virginia
MAXIMUS Higher Education, Inc.	Virginia
MAXIMUS BC Health, Inc.	British Columbia
MAXIMUS Employment & Training Limited	United Kingdom
MAXIMUS Employment UK Limited	United Kingdom
Policy Studies, Inc.	Colorado
PSI Services Holding, Inc.	Delaware

*                                         The names of other subsidiaries have been omitted from this list because, considered in the aggregate, they would not constitute a significant subsidiary under Securities and Exchange Commission Regulation S-X, Rule 1-02(w).